

LEFT HAND BREWING COMPANY

Independent, Nationally Distributed Brewery, Highly Awarded for Both Beers and Community Involvement

lefthandbrewing.com   Longmont, CO   𝕏 in ▶ f ⊙ ✦

B2B   Alcohol & Vice   B2C   Brick & Mortar   Brewery

Highlights

① Leading Independent U.S. Craft Brewery for Nitro Beers

② 2022 Craft Brewery of the Year 15,000-100,000 Barrels at the Great American Beer

2   2022 Craft Brewery of the Year 15,000-100,000 Barrels at the Great American Beer Festival

3   2023 Winner of the Legacy Company Award from Longmont Chamber of Commerce

4   2018 Winner of the Large Company Award from the Longmont Chamber of Commerce

5   Eric Wallace Ernst & Young Regional Entrepreneur of the Year 2014

6   Eric Wallace inducted into Boulder County Business Hall of Fame 2012

7   Left Hand Bike MS Teams Approach $8 Million raised for the National MS Society since 2008

8   Most awarded Colorado brewery at Great American Beer Fest & World Beer Cup since 1994

Our Team



Jon Eric Wallace   CEO and Co-Founder

Father of three, married to Cinzia for 33 years through starting and operating a business together. 1984 Graduate of the U.S. Air Force Academy. Past Chair of Brewers Association Board, Longmont Economic Development Board and Colorado Brewers Guild Board.



Chris Lennert   COO

Joined Left Hand in 2005 holding various positions, most recently COO for the last 8 years. Oversaw 10 years of double-digit growth as head of sales. Leads Team Left Hand raising $8M for the National MS Society. Longmont resident, married with 2 sons.



Patrick Sheridan Director of Operations

Joined Left Hand in 2012 and has served in various roles for more than a decade. Currently, as Director of Operations, oversees production & engineering. Married with one child, balancing a fulfilling personal life with a dynamic career in craft brewing.



Jill Preston Director of Marketing

Joined Left Hand in March 2018. 25 years' experience in marketing, communications and branding. Lived in Longmont for 20+ years. Journalism degree from the University of Kansas. Left Hand Brewing Foundation board member. Married with two teen boys.



Nick Wiedrich Accounting Manager

Graduated from Colorado State University in 2010 with a degree in Accounting and Investment Finance. Been with Left Hand since December of 2018. Married for 5 years and first-time father to be in the fall. Loves the beer industry and getting outside.

Left Hand Brewing Creating a New Model to Support Independent Craft Brewing





BREWING Co
FROM OUR HAND TO YOURS™

DISCLAIMER:
The information herein has been prepared for informational purposes only and does not purport to contain all of the information that a prospective investor may require in evaluating an investment and making an investment decision. In all cases, interested parties should conduct their own investigation of Indian Peaks Brewing Company d/b/a Left Hand Brewing Company, Inc. (the "**Company**"). Neither the Company nor any of its affiliates, officers, employees, or representatives makes any representations or warranties, express, implied, or otherwise, as to the accuracy or completeness of the information herein or otherwise made available in connection with any further investigation of the Company, and the Company expressly disclaims any and all liability that may be based on or arise from such information, errors therein, or omissions therefrom.

Nothing herein or otherwise made available shall be construed as giving legal, financial, tax or other advice of any kind. Delivery of this confidential presentation (this "**Presentation**") shall not and does not, under any circumstance, create any implication or inference that the information contained herein is correct or complete.

Statements made in this Presentation or by the Company in connection herewith that are not historical facts and that reflect the current view of the Company about future events and financial performance are hereby identified as "forward looking statements." Some of these statements can be identified by terms and phrases such as "anticipate," "believe," "intend," "estimate," "expect," "continue," "could," "should," "may," "plan," "project," "predict," and similar expressions and include references and assumptions that the Company currently believes are reasonable and relate to the future prospects, developments and business strategies. The Company cautions that such "forward looking statements," including without limitation, those relating to the Company's future business prospects, market reach, revenue, liquidity, capital needs and income, wherever they occur in this Presentation or any other communications or materials provided by the Company, are necessarily estimates and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the "forward looking statements." Factors that could cause actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to, the risks associate with any failure by the Company to diversify its customer base, to continue to make advancements in Company technology that keep

> *"Flavor driven, employee driven, and community driven. We take a hands-on approach in all that we do, and we're proud of everything we stamp our Left Hand on." Eric Wallace, Co-Founder & CEO*



Left Hand is a Craft Beer Pioneer

Indian Peaks Brewing Company d/b/a Left Hand Brewing Company, Inc. ("Left Hand Brewing," "we", or "our") was founded in Longmont, Colorado in 1993 by Air Force squadron mates Eric Wallace and Dick Doore. Frustrated by bland beer options at home and inspired by the rich flavors they discovered in Europe, they started with a homebrew kit, aiming to elevate the U.S. craft beer scene.

What began as a hobby quickly became an obsession, leading to the creation of Left Hand Brewing, the first brewery to operate in Longmont, Colorado. They also opened the second craft brewery tap room in Colorado, meeting the demand of customers who wanted to enjoy a pint before heading home.

Today, Left Hand Brewing remains independent, veteran-founded, and a partially employee-owned ESOP company.



The Craft Beer Industry Today

Independent craft breweries face significant challenges: declining craft beer sales, excess capacity, and ongoing consolidation among beer distributors. Multinational companies are purchasing independent breweries, making it hard for small brewers to compete on price and shelf space. The rise of chain stores and the decline of independent liquor stores add to the difficulties. Additionally, on-premise sales haven't returned to pre-Covid levels, further straining the industry.

haven't returned to pre-Covid levels, further straining the industry.

In the face of increasing competitive pressures and a rapidly changing marketplace, we believe that breweries must increase in scale to survive.

U.S. CRAFT BREWERY OPENINGS VERSUS CLOSINGS





The Opportunity

We want to build a platform to enable our brand and others to consolidate and streamline packaging and distributing operations while remaining independent, as opposed to going out of business or selling to multinational companies.

Being so deeply involved in our communities, we have talked for years about creating a structure to allow part of the brewery to be owned by the community as well. Inspired by the fact that the Green Bay Packers are owned by fans and not some group of the super rich, we want to create a way that Left Hand can introduce community ownership as part of our long-term vision of staying independent. This will allow us to continue to look for ways to benefit our owners, our employees and our communities.

We're looking for like-minded individuals who value small and independent businesses and want to invest in our future through the purchase of common stock. This is a rare opportunity to own a piece of Left Hand Brewing history, while also supporting the craft brewing industry on a larger scale.

Left Hand is Selling Common Stock

We are offering shares of Left Hand Brewing Company stock in amounts ranging from $500 up to $25,000 through Wefunder (subject to applicable law) pursuant to Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") and Regulation Crowdfunding promulgated thereunder, as amended ("Regulation CF", and collectively, the "Offering"). "Accredited Investors" who can validate their accredited status per Regulation D 506(c) under the Securities Act, as amended ("Regulation D") may purchase amounts above $25,000 directly from Left Hand. Contact us directly if you would like to become a larger supporter at Accounting@lefthandbrewing.com.

Amount Invested	Crowdfunder (Reg CF)	Accredited (Reg D 506(c))
	Ownership % Purchased	
$2,500	0.0133%	NA
$15,000	0.0797%	NA
$50,000	NA	0.275%
$250,000	NA	1.375%

- Percentages are approximate and assume the sale and issuance of the anticipated $2,735,000 maximum offering of shares of common stock under Regulation CF and Regulation D.
- Percentages are calculated on a fully-diluted basis as of August 1, 2024. They include the assumption of execution of a purchase option to effectively acquire the main production buildings in exchange for cash, debt and Series A Convertible Preferred Stock. Actual percentages may change.

Important Disclosure: Regulation CF Pricing is 3.5% higher than Reg D 506(c) to partially defray the 7.5% commissions payable to Wefunder for the Crowdfunding Platform and Broker Service. These selling expenses do not apply when selling larger amounts of stock directly to Accredited Investors using Regulation D.

The Deal

➢ Up to approximately $1.1 million of the proceeds of the Offering are anticipated to be allocated to fund the potential acquisition of equipment or other business assets of all or a portion of the business ("Transaction") of a noteworthy, independent craft beverage company.

➢ If the Transaction is not completed, the Left Hand may explore other acquisition opportunities.

➢ Left Hand expects real estate equity value of $4.5 million to be included in the Transaction, which is anticipated to increase over time as the Resilient St. Vrain Project is completed.


ANTICIPATED ESTIMATED USE OF PROCEEDS*
$2.737 Million
$97,565, 4%
$200,000, 7%
$500,000, 18%
$750,000, 27%
$190,000, 7%
$1,000,000, 37%
Purchase Equipment to Increase Capabilities
Working Capital Needs for Transition Costs
Investment in Marketing and Sales Teams
Acquisition of 1265 Boston Avenue Property
RiNo Drinks and Eats Gap Funding
Wefunder Fees
* Up to $1.1 million in anticipated transaction expense is included within these categories



Left Hand is the Right Brewery

Left Hand Brewing is a world-class brewery and operator, built to brew over 100,000 barrels per year and distributed through 76 wholesalers nationwide in 45 states and internationally.

Our multi-faceted beverage production facility supports a diverse range of products, including beer, non-beer, and non-alcoholic beverages. We currently produce Jiant Hard Kombucha, Present CBD Seltzer, Foundry Whiskey wash, and other beer brands. As an FDA licensed organic producer, we ensure the highest quality standards across all our offerings.



We've Done this Before!

In the late 1990's the craft brewing business went through what is commonly referred to as "The Shakeout". Hundreds of breweries closed, and the industry as a whole stayed relatively flat for a number of years.

In reaction to that, Left Hand and Tabernash Brewing Companies decided to combine forces to get through the Shakeout. Having successfully navigated the merger of Left Hand and Tabernash Brewing Companies in 1998 and the Shakeout into the mid 2000's, we bring a wealth of knowledge and expertise. As the industry is now firmly in the throes of a second Shakeout, one we have been expecting since before COVID, we once again see opportunity.





Manufacturing Excellence

Left Hand Brewing is a solid manufacturer of excellence, driven by a strong safety and ownership culture. We actively adhere to Good Manufacturing Practices (GMP) and Hazard Analysis and Critical Control Points (HAACP) to ensure the highest standards of quality and safety. Our commitment to continuous improvement is evident through our robust certification plans and ongoing improvement programs.

This dedication to excellence not only ensures superior products but also fosters a culture of responsibility and pride among our team members.

Deep History of Traction

➢ $176 million in sales since 2014

➢ Pre-Tax Earnings of $8 million since 2014

➢ Total liquidity returned to shareholders over $17 million since 2017

➢ Distributing in 45 states and internationally

What Could it be Worth?

What Could It Be Worth...

While we can't guarantee a return, at 100K barrels of annual production, a level below our actual maximum, we estimate that we could generate $6.5 million of EBITDA. If one were to apply a 10.5 times multiplier to that number, the result, if an investor were to be able to sell at that price, would be a significant return on investment at the current offering price. Obviously, these results are not guaranteed and are provided for illustration purposes only.

Projected Income Statement and at 100K Barrels Sold

(These results are assuming the closing of the current fundraising round and onboarding additional brands, are not guaranteed and are provided for illustration purposes only)

	2024 (Projection) $$$$	%%	2025 (Projection) $$$$	%%	2026 (Projection) $$$$	%%	At 100K Barrels (Projection) $$$$	%%
REVENUE	$11,463,000	100.00%	$15,463,000	34.89%	$20,463,000	32.34%	$36,000,000	75.93%
TOTAL COST OF SALES	$7,051,700	61.52%	$9,123,170	59.00%	$11,766,225	57.50%	$19,800,000	55.00%
GROSS PROFIT	$4,411,300	38.48%	$6,339,830	41.00%	$8,696,775	42.50%	$16,200,000	45.00%
S, G & A	$4,378,660	38.20%	$5,200,000	33.63%	$5,934,270	29.00%	$10,296,000	28.00%
NET INCOME FROM OPERATIONS	$32,640	0.28%	$1,139,830	7.37%	$2,762,505	13.50%	$5,904,000	16.40%
TOTAL OTHER INCOME & EXPENSE	($1,484,500)	-12.95%	($1,228,750)	-7.95%	($1,200,000)	-5.86%	($600,000)	-1.67%
EARNINGS BEFORE INCOME TAX	($1,451,860)	-12.67%	($88,920)	-0.58%	$1,562,505	7.64%	$5,304,000	14.73%
PROVISION FOR INCOME TAX	($362,965)	-3.17%	($22,230)	-0.14%	$390,626	1.91%	$1,326,000	3.68%
NET INCOME AFTER TAXES	($1,088,895)	-9.50%	($66,690)	-0.43%	$1,171,879	5.73%	$3,978,000	11.05%
EBITDA	$175,137		$1,139,580		$2,710,505		$6,532,500	

Past and Projected Balance Sheet (Based on $2.735 Million Raised)

(These results are assuming the closing of the current fundraising round and onboarding additional brands, are not guaranteed and are provided for illustration purposes only)

	END OF YEAR 22 (Reviewed)	END OF YEAR 23 (Interim)	END OF YEAR 24 (Projected)	END OF YEAR 25 (Projected 1 Year Post Raise)
ASSETS				
CURRENT ASSETS	$777,363	$2,236,726	$3,186,726	$3,186,726
INVENTORY	$2,454,350	$2,229,780	$2,104,780	$2,000,000
RIGHT OF USE LEASE ASSETS	$9,835,992	$8,728,412	$8,228,412	$2,728,412
FIXED ASSETS	$9,466,312	$8,510,581	$8,260,581	$11,410,581
OTHER ASSETS	$409,949	$506,959	$506,959	$506,959
TOTAL ASSETS	$22,943,966	$22,212,458	$22,287,458	$19,832,678
LIABILITIES & EQUITY				
CURRENT LIABILITIES	$2,577,197	$1,972,970	$2,500,000	$2,500,000
LONG-TERM DEBT	$12,244,273	$9,721,292	$9,741,292	$11,091,292
BANK LINE OF CREDIT	$617,045	$1,322,000	$250,000	$450,000
LONG-TERM LEASE OBLIGATIONS	$9,623,847	$9,383,077	$8,883,077	$3,383,077
OTHER LONG-TERM LIABILITIES (DEFERRED TAXES)	$243,058	$243,058	$243,058	$243,058
TOTAL LIABILITIES	$25,305,420	$22,642,397	$21,617,427	$17,667,427
EQUITY				
TOTAL EQUITY	($2,361,454)	($429,939)	$670,031	$2,165,251
TOTAL LIABILITIES AND EQUITY	$22,943,966	$22,212,458	$22,287,458	$19,832,678

Current Ratio Including Line of Credit and Current Portion of Debt	1.01	1.36	1.92	1.76
Quick Ratio	0.30	1.13	1.27	1.27
Debt to Equity Ratio	NM	NM	32.26	8.16

Forward-looking projections are not guaranteed.

How Do I Exit this Investment?

First of all, this is not intended to be a highly liquid investment. We are looking for patient, supportive capital, and there is no publicly traded market for our stock. That being said, there are several ways that our investors have exited over the years.

One can wait for a possible tender opportunity from the company (tenders have occurred in the past) and sell if one were to be offered. All investors from the 1990's, 2000's and 2010's have had several opportunities to sell stock at a profit or to stay invested. This may or may not happen and the timeline of a potential future tender may not suit a seller's immediate needs.

One can stay invested and support our long-term goals of making a difference while teaching the next generation about values and a positive, responsible approach to capitalism!

Tenders by the Company (Past Examples)

Over the years, our shareholders have had several chances to sell their shares, often at a profit (though past profitability does not guarantee future returns). In 2007, two Directors repurchased over $330,000 worth of common stock from shareholders, marking the start of Left Hand's significant growth spurt, with 10 years of double-digit volume growth from 2006 to 2015.

In 2015, as part of starting the ESOP (Employee Stock Ownership Plan), the Board provided shareholders the chance to sell some shares, ensuring fairness as shares were granted to the ESOP trust. In 2019, the Board offered all shareholders seeking liquidity the opportunity to sell their shares, accommodating both those interested in selling the company and those wanting to keep it independent. Numerous private transactions have also occurred between shareholders and outside supporters, totaling over $17,000,000 in liquidity since 2007.

Our history shows a commitment to providing periodic exit opportunities for investors. We intend to continue this practice, although future performance may not always enable us to tender for common stock as we have in the past.



Left Hand Brews World Class Beer

Left Hand Brewing has introduced modern interpretations of classic styles to the U.S. and has become the most awarded Colorado brewer at the Great American Beer Fest and World Beer Cup since 1994. We proudly hold the title of the #1 Craft Nitro Brand Family and are home to the #1 selling craft stout in the U.S. Our commitment to innovation and quality has set us apart in the craft beer industry.



We're a Craft Beer Innovator

Left Hand Brewing has been a craft beer innovator from the beginning and continues to lead as the industry evolves. We started our own craft beer distributor in 1998 (sold in 2006), were among the first U.S. breweries to brew a wet hop beer, and have been pioneers in barrel aging since the 1990s.

We were the first U.S. craft brewer to introduce Nitro beer in a bottle without a widget and collaborated with Ball Packaging to develop first-of-its-kind widget cans. Additionally, we worked with Spiegelau to create a glass specialized for stouts.

In addition to these achievements, we remain at the forefront of beer innovation with our experimental brews and unique recipes, occasionally reviving beloved classics from our archives.


2022
CALIFORNIA

Building Community One Mile at a Time

Since 2008, Left Hand Brewing has been a passionate supporter of the National MS Society through our Bike MS Team, Team Left Hand, raising an impressive $8 million to date. With over 600 riders and volunteers nationwide, we have become the largest national fundraiser for Bike MS. In addition, we have proudly served as the National Beer Sponsor for Bike MS since 2018.

Our commitment to this cause reflects our dedication to making a positive impact and supporting the fight against multiple sclerosis.


Date 6-15-2024
PAY TO THE ORDER OF Habitat for Humanity
$ 6,000
Six thousand & 00/100
DOLLARS
MEMO 2023 LHBF Proceeds
Date 6-15-2024
PAY TO THE ORDER OF Community Food Share
$ 6,000
Six thousand & 00/100
DOLLARS
MEMO 2023 LHBF Proceeds
Colorado Materia

Building Community One Pint at a Time

Left Hand Brewing and The Left Hand Brewing Foundation have generously granted over $1.5 million in funds and in-kind support to various non-profits aligned with our mission. The Foundation was created in 2013 in response to the floods that devastated Longmont, Lyons and other nearby communities.

The Left Hand Brewing Foundation hosts two fundraising events each year: Leftapalooza and Left Hand Oktoberfest. These events not only provided an opportunity for the community to come together and have a great time but also serve as platforms to raise funds for the Foundation and local nonprofits in our community. Every year we select organizations to be the beneficiary of the previous year's event proceeds.

Our contributions span numerous causes, including housing initiatives like Prosper Longmont and Habitat for Humanity, veteran support through the Veterans Community Project, and essential services provided by organizations such as the OUR Center, Women's Work, and Meals on Wheels.

Additionally, we support the arts through our 25+ year partnership with the Colorado Shakespeare Festival, and address medical needs by partnering with the Leukemia & Lymphoma Society and Pints for Prostates, among others.



Brewery Location
Longmont, Colorado



Right City at the Right Time

We're in the heart of Longmont, ripe for redevelopment as the area along the St. Vrain River comes out of the flood plain. The city boasts senior rights to high-quality water from the Continental Divide at low rates. The city owns and operates its own power and internet utilities, ensuring lower operating costs. Additionally, owning our real estate protects us against rising lease rates, securing our future in this prime location.



PRAIRIE VILLAGE
21st Ave
McIntosh Lake
LAKESHORE
Hygiene Rd
17th Ave
STONEY RIDGE
E 17th Ave
HILLTOP VILLAGE
CommonSpirit Longmont United Hospital
Mountain View Ave
E Mountain View Ave
KITELEY
9th Ave
E 9th Ave
Union Reservoir Nature Area
Vance Brand Airport
Golden Ponds Park
Roosevelt Park
Longmont
FOX HILL
UCHealth Longs Peak Hospital
3rd Ave
E 3rd Ave
Fox Hill Club
Left Hand Brewing Company
Rogers Rd
Boston Ave
Red Wing - Longmont, CO
Nelson Rd
City of Longmont Recreation Center
Whole Foods Market
Clover Basin Dr
Pike Rd
County Rd 20
Plateau Rd

OUR LEADERSHIP TEAM

OUR LEADERSHIP TEAM



Eric Wallace
Co-Founder & CEO
31 years at Left Hand



Chris Lennert
COO
19 years at Left Hand



Patrick Sheridan
Director of Operations
12 years at Left Hand



Jill Preston
Director of Marketing
6 years at Left Hand



Nick Wiedrich
Accounting Manager
5 years at Left Hand

OUR BOARD OF DIRECTORS



Eric Wallace
Co-Founder & CEO
Left Hand Brewing



Chris Lennert
COO
Left Hand Brewing



Julia Herz
CEO and Founder of HerzMuses
Enterprises, LLC



Kevin Patterson
CEO
Connect for Health Colorado



Mark Burka
CFA
Mendel Money Management



Jeff Mendel
Director

WE MAKE OUR CUSTOMERS HAPPY

WE MAKE OUR CUSTOMERS HAPPY

Google – 1,021 reviews, 4.6 average rating
Yelp – 511 reviews, 4.3 average rating
Facebook – 8,381 reviews, 90% recommend



Brad Reed
Local Guide · 44 reviews · 5 photos
★★★★★ 3 weeks ago [NEW]
Great atmosphere. Even better beer.

TIM PEAK
11 reviews · 0 photos
★★★★★ 6 weeks ago
Lefthand Brewery is an absolute gem! It's not just about their fantastic brews; the atmosphere is incredibly family-friendly and welcoming. They truly embrace and celebrate our diverse and vibrant community. It's the perfect spot to enjoy great beer while feeling at home with people from all walks of life. Highly recommended!

Jim Cetlinski
12 reviews · 5 photos
★★★★★ 8 weeks ago
Best beer around

Michael Fiene
Local Guide · 311 reviews · 176 photos
★★★★★ 26 weeks ago
Really liked it. Nice place to sample and enjoy

Tori Webster
Local Guide · 91 reviews · 488 photos
★★★★★ 11 weeks ago
From the Beer Garden to the main bar this place is impressive! The Beer Garden was charming— outdoor seating, corn hole, space to play, and good tunes. That bar had a combination of drafts (maybe 7 choices?), non alcoholic beverages, and gluten free options. The main bar was super cozy. They had 30+ drafts in there! I'd highly recommend this place!

Hannah Bleyenberg
8 reviews · 0 photos
★★★★★ 23 weeks ago
Such a great brewery!!

Dave Buechler
Local Guide · 220 reviews · 82 photos
★★★★★ 10 weeks ago
Great beer and food truck was great! Great service!!!

william braun
Local Guide · 1012 reviews · 8687 photos
★★★★★ 29 weeks ago
Make sure to visit the tap room so you can try some unreleased experimental beers.

ENGAGED SOCIAL MEDIA FAN BASE





2023
Total Impressions

13.3M

Daily Social Reach

36,438

Daily Engagement

1,016

#1 Colorado Independent Craft Brewery
Social Media Following
422K Total Followers
  

EXTENSIVE EARNED MEDIA COVERAGE

2023 Total Articles – 1,468
2023 Aggregate Reach – 13.36 billion

  





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DAMN GOOD BEER BECAUSE OF DAMN GOOD PEOPLE

Invest in Independence

Join Left Hand Brewing and our other brewing partners as we build a path for independent craft beverage companies to retain their values and individual community impact.

Own a part of brewing history in the Napa Valley of beer! Reserve your place in this rare opportunity to purchase stock in a craft brewing pioneer and supporting the overall craft brewery industry!

FROM OUR HAN
TO YOURS





LEFT HAND
CO
93
BREWING CO.
CHEERS !
FROM OUR HAND TO YOURS™

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